Announcement to the Market

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") announces to the market that it has issued Perpetual Subordinated Financial Bills ("Financial Bills") in the total amount of R$4.4 billion, in negotiations with professional investors.

The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5.007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of the Company's Reference Equity with an estimated impact of 32 basis points on its Tier 1 market capitalization rate.

São Paulo (SP), March 7, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer